Exhibit 99.10

Red White & Bloom Brands Provides Update on 2020 Audit

TORONTO, May 31, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, provides an update on its 2020 audited and Q1 2021 financial statements:

In advance of the year-end audit and Q1 results, the Company will be releasing certain financial and operating highlights tomorrow, June 1, 20212.

The Company’s audit firm, MNP LLP (“MNP), has not completed the required audited financial statements for 2020 by the mutually agreed upon deadline of May 31, 2021.

MNP was appointed as the Company’s auditor in September 2020.The Company was informed in mid-April that MNP would require additional time to complete the audit due to to the integration of subsidiaries acquired the Company, the complexity of acquisition transactions and various delays caused by Covid-19 which collectively resulted in the Company and MNP not having adequate time and resources available to complete the audit in the allotted time.  As a result of these delays, the Company filed for an extension with the BCSC and a Management Cease Trade Order was granted which provides the Company until July 2, 2021 to file the financial statements.

Our auditor, MNP, informed the Company on May 20th, 2021 that the lead engagement partner responsible for the Company’s audit, required a sudden, unexpected medical leave of unknown duration.  Unfortunately, MNP has now advised the Company that despite its best efforts over the following week to look at alternatives, including shifting existing resources, rearranging work schedules and altering other commitments, it was ultimately unable to come up with a feasible solution which would provide both the required coverage for an extended period of time and meet the requirements of the Public Company Accounting Oversight Board Auditing Standards in the United States and complete its audit procedures within an acceptable timeframe.

The Company has identified a successor auditor, which MNP has committed to assist, so that the Company can complete its audit. The Company will be filing a change of auditor package with the securities commissions in due course.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

2 Subject to regulatory review.

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.